UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2014

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless collaborates with Octo Telematics for usage-based insurance solution in Europe

Octo’s Super Easy Telematics Box is an innovative, easy-to-install telematics on-board unit with connectivity enabled by an AirPrime® smart module from Sierra Wireless

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 4, 2014--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced that Octo Telematics, the global brand leader in maintaining the world’s largest telematics statistical database, has collaborated with Sierra Wireless to provide connectivity for its innovative usage-based insurance (UBI) solution in Europe.

The Super Easy Telematics Box from Octo is the first on-board telematics unit that is designed to be easily installed by the end customer, eliminating the need for professional installation. Once installed, the box captures telematics data such as time of day and driving patterns, returning them to Octo, which then provides a driver score to the driver’s insurance agency. This allows insurance premiums to be set based on actual usage rather than on broad demographic criteria. Additional services that may be supported are automatic crash notifications, breakdown assistance, theft prevention and recovery, and personalized insights on how drivers can improve safety and fuel efficiency.

The latest generation of the Super Easy Telematics Box is powered by an AirPrime® smart module from Sierra Wireless, with an innovative architecture that integrates cellular wireless connectivity and an application processor into a single device. This enabled Octo to use the AirPrime module’s processor and Open AT® application framework to build and host the telematics application software, a far more time- and cost-efficient solution than using a separate processor.

“The use of telematics within insurance is a relatively new but quickly growing market, and to increase adoption rates we saw the need for a solution that would be simple and cost effective for insurers to provide to their customers,” said Jonathan Hewett, Group CMO for Octo Telematics. “In our search for collaboration partners, Sierra Wireless stood out with a high level of expertise in telematics and wireless communications and a strong global position to support our growth. In addition, the company has clearly put a lot of effort into simplifying the integration and application development for its products, which was of great benefit to us in meeting our goals.”

“Octo is helping the insurance industry transform its business model and its relationship with customers,” said Dan Schieler, Senior Vice President, OEM Solutions for Sierra Wireless. “The company’s commitment to making this transformation simple for both their clients and the end customer is, we believe, a key factor for success in driving the adoption of usage-based insurance and was the common goal in this collaboration.”

The Octo Telematics solution is available directly from insurance companies across Europe. For a list of participating insurers, please visit http://www.octotelematics.com/en/site/pages/insurance-companies.

Sierra Wireless AirPrime embedded wireless modules

Sierra Wireless AirPrime embedded wireless modules make it simple for M2M solution providers to integrate cellular connectivity and develop applications that are scalable and secure. AirPrime Smart modules are supported by fully integrated software and cloud-based services to reduce deployment costs and accelerate application development. AirPrime Essential modules are ideal for M2M solutions that require easy integration and upgrade paths across a wide range of air interfaces. For more information, please visit www.sierrawireless.com/AirPrime.

To contact the Sierra Wireless Sales Desk, call +1 (604) 232-1488 or visit http://www.sierrawireless.com/sales.

About Octo

With more than three million active customers, and offices and partners throughout the world, Octo Telematics is an advanced Telematics Service Provider (TSP) to more than 100 worldwide outstanding insurance companies and groups, as well as various government organizations and OEMs. Since being founded in Rome in 2002, Octo’s services have achieved widespread acceptance, recently adding more than 120,000 additional new customers each month and processing more than 72,000 data points every minute.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirPrime” and “Open AT” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sharlene Myers
Sierra Wireless, +1 604-232-1445
smyers@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	November 4, 2014